February 6, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Greenrose Acquisition Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-235724

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Imperial Capital, LLC, as representative of the underwriters, hereby joins in the request by the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on February 10, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated February 5, 2020, through the date hereof:

Preliminary Prospectus dated  February 5, 2020:

100 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

IMPERIAL CAPITAL, LLC

By:	/s/ Christopher Shepard
Name:	Christopher Shepard
Title:	EVP, Co-Head of Investment